UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

MOUNTAIN & CO. I ACQUISITION CORP.
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

G6301J 104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G6301J 104		Schedule 13G
1		NAME OF REPORTING PERSON Mountain & Co. I Sponsor LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,075,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,075,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,075,000(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%(1)
12		TYPE OF REPORTING PERSON OO

CUSIP No. G6301J 104		Schedule 13G
1		NAME OF REPORTING PERSON Mountain Partners AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,075,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,075,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,075,000(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%(1)
12		TYPE OF REPORTING PERSON OO

CUSIP No. G6301J 104		Schedule 13G
1		NAME OF REPORTING PERSON Conny & Co. Advisory AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,075,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,075,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,075,000(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6%(1)
12		TYPE OF REPORTING PERSON OO

CUSIP No. G6301J 104		Schedule 13G
1		NAME OF REPORTING PERSON Dr. Cornelius Boersch
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,000(2)
	6	SHARED VOTING POWER 5,075,000(1)
	7	SOLE DISPOSITIVE POWER 20,000(2)
	8	SHARED DISPOSITIVE POWER 5,075,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,000(1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.7%(1)(2)
12		TYPE OF REPORTING PERSON IN

(1) See Item 4 below. Mountain & Co. I Sponsor LLC owns 5,075,000 Class B Ordinary Shares of the Issuer, which are automatically convertible into Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259034).

(2) Dr. Cornelius Boersch owns 20,000 Class B Ordinary Shares of the Issuer, which are automatically convertible into Issuer's Class A Ordinary Shares as more fully described under the heading “Description of Securities - Founder Shares” in the Issuer's registration statement on Form S-1 (File No. 333-259034).

Item 1(a). Name of Issuer:

Mountain & Co. I Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

4001 Kennett Pike, Suite 302

Wilmington, Delaware 19807

Item 2(a). Name of Person Filing:

Mountain & Co. I Sponsor LLC (the “Reporting Person”)

Mountain Partners AG

Conny & Co. Advisory AG

Dr. Cornelius Boersch

Item 2(b). Address of Principal Business Office or, if none, Residence:

Mountain & Co. I Sponsor LLC – 4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807, The United States of America

Mountain Partners AG – Poststrasse 17, 9001 St. Gallen, Switzerland

Conny & Co. Advisory AG – Sihleggstrasse 17, 8832 Wollerau, Switzerland

Dr. Cornelius Boersch – Seestrasse 32, 8806 Bäch, Switzerland

Item 2(c). Citizenship:

Mountain & Co. I Sponsor LLC – Cayman Islands

Mountain Partners AG – Switzerland

Conny & Co. Advisory AG – Switzerland

Dr. Cornelius Boersch – Switzerland

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G6301J 104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 5,075,000 shares of the Issuer’s Class B Ordinary Shares, representing 17.6% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-259034). The shares reported above are held in the name of Mountain & Co. I Sponsor LLC (the “sponsor”), a Cayman Islands limited liability company with its registered address at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Shareholders of our sponsor are Mountain Partners AG, Conny & Co. Advisory AG and Dr. Cornelius Boersch. Dr. Boersch is the controlling shareholder of Mountain Partners AG and Conny & Co. Advisory AG. Therefore, Dr. Boersch may be deemed to have indirect beneficial ownership of the shares held by our sponsor.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Mountain & Co. I Sponsor LLC

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Authorized Signatory

Mountain Partners AG

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Authorized Signatory

Conny & Co. Advisory AG

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Authorized Signatory

Dr. Cornelius Boersch

By:	/s/ Dr. Cornelius Boersch

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated February 14, 2022, by and among Mountain & Co. I Sponsor LLC, Mountain Partners AG, Conny & Co. Advisory AG and Dr. Cornelius Boersch.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Class A Ordinary Shares of Mountain & Co. I Acquisition Corp. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Mountain & Co. I Sponsor LLC

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Authorized Signatory

Mountain Partners AG

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Authorized Signatory

Conny & Co. Advisory AG

By:	/s/ Dr. Cornelius Boersch
	Name:	Dr. Cornelius Boersch
	Title:	Authorized Signatory

Dr. Cornelius Boersch

By:	/s/ Dr. Cornelius Boersch